Issuer Free Writing Prospectus dated October 21, 2019
Relating to Preliminary Prospectus dated October 15, 2019
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-232639

OneWater Marine Inc.

OneWater Marine Inc. (the “Company”) has filed a registration statement on Form S-1 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at +1-866-471-2526, or Raymond James & Associates, Inc. at +1-800-248-8863. You may also access the Company's preliminary prospectus (the “Preliminary Prospectus”) dated October 15, 2019, which is included in Amendment No. 3 to the Company's registration statement on Form S-1, as filed with the SEC on October 15, 2019, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1772921/000114036119018401/nt10001138x12_s1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus. All references to page numbers are to page numbers in the Preliminary Prospectus.

1.   Update the persons and aggregate amount of shares of Class A common stock up to which such persons, including certain existing stockholders of the Company and other potential investors, have indicated interest in purchasing in this offering on the cover page, pages 17, 18, 136 and 152:

Certain of our Legacy Owners, including affiliates of The Beekman Group, our Chief Executive Officer, Austin Singleton, LMI Holding, LLC and Dr. A. Derrill Crowe, have indicated an interest in purchasing up to an aggregate of $12.7 million of shares of our Class A common stock in this offering at the initial public offering price per share. In addition, Regal Marine Industries, Inc., one of our boat manufacturers, has indicated an interest in purchasing up to $500,000 of shares of our Class A common stock in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, these parties may elect to purchase more, less or no shares in this offering or the underwriters may elect to sell more, less or no shares in this offering to these parties. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these parties purchase shares of Class A common stock in the offering. The underwriters will receive the same discount from any Class A common stock purchased by these parties as they will from any other shares of Class A common stock sold to the public in this offering. Any shares purchased by such parties in this offering will be subject to a 180-day lock-up agreement with the underwriters.

2.   Revise the following disclosure contained in the risk factor on page 42:

The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately 66.9% of our voting stock (or approximately 63.7% if the underwriters’ option to purchase additional shares is exercised in full), assuming no purchases by our affiliates, including their affiliated entities, who have indicated an interest in purchasing an aggregate of $12.7 million of Class A common stock in the offering, and no purchases by any of our affiliates in our directed share program. After giving effect to the potential purchase of all $12.7 million of Class A common stock, the Legacy Owners would own approximately 73.9% of our voting stock (or approximately 70.4% if the underwriters’ option to purchase additional shares is exercised in full). As a result, the Legacy Owners may be able to influence matters requiring stockholder approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Legacy Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Legacy Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration the Legacy Owners tax or other considerations which may differ from the considerations of us or our other stockholders. Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

3.   Revise the following disclosure contained in footnote (3) to the table on pages 136 and 137:

(3) Includes 532,193 shares of Class B common stock directly owned by Auburn OWMH, LLLP, 288,920 shares of Class B common stock directly owned by the Philip Singleton Irrevocable Trust, dated December 24, 2015 (the “12/24 Trust”) and 331,595 shares of Class B common stock directly owned by the Austin Singleton Irrevocable Trust, dated December 30, 2015 (the “12/30 Trust”). The general partner of Auburn OWMH, LLLP is Singleton Asset Management, LLC, for which Austin Singleton is the sole manager and has sole voting and investment control over shares held by Auburn OWMH, LLLP. Austin Singleton serves as the trustee of the each of the 12/24 Trust and 12/30 Trust and has sole voting and investment control over shares held by the trusts. The mailing address for Auburn OWMH, LLLP and the trusts is 2876 Hamilton Rd., Auburn, Alabama 36830. The percentage of Class A common stock beneficially owned and combined voting power after this offering would be 2.2% and 12.9%, respectively, assuming the purchase of 78,947 shares of Class A common stock (based on the mid-point of the range set forth on the cover of this prospectus) that Austin Singleton and/or his affiliates have indicated an interest in purchasing in this offering.